EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

February 10, 2020

AVINO PROVIDES 2019 YEAR END SUMMARY AND OUTLOOK FOR 2020

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following 2019-year end summary and outlook for 2020 for the Avino Mine.

Avino Mine, San Gonzalo Mine, and The Historic Above Ground Stockpiles

2019 Production Highlights

•	Silver equivalent production - 2,397,042 oz*
•	Silver production – 958,811 oz
•	Gold production – 6,912 oz
•	Copper production – 4,970,254 lbs

*In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.96 lb Cu

*During the three months and year ended December 31, 2019, the Company produced 958 and 20,412 AgEq oz, respectively, of zinc by-product concentrate which has been included in the “San Gonzalo” production category.

“The 2019 production was slightly under our internal expectations of between 2.4 and 2.6 million silver equivalent ounces*. With San Gonzalo reaching the end of its current resources in Q4 2019 and mining halted, we ended the year closer to the lower end of expectations. Operationally, we faced a few lost days of production during upgrades to the crusher, labour negotiations due to the transition of work from San Gonzalo, and heavy seasonal rain. On a positive note, we were able to increase throughput in Q3 2019 and improve recoveries during Q3 and Q4, stated David Wolfin, President and CEO. “In December, the Company closed the sale of Bralorne Gold Mines to Talisker Resources Ltd. for total cash and other consideration of close to $29 million, which has improved our financial position. The cost cutting initiatives in place during 2019 served us well, and we will continue to keep costs controlled to maintain financial health which is vital to the Company’s continued success. As always, I’d like to thank all Avino personnel for their hard work and contributions made in 2019.”

2019 Operational Highlights

The capital expenditures for 2019 were expected to total US$5.0 - $6.0 million and included the construction of a tailings thickener, an expansion to the existing Tailings Storage Facility (“TSF”), metallurgical projects to help improve recovery rates, and underground development at the Avino Mine.

We are pleased that the following 2019 objectives were achieved:

•	The construction and completion of the tailing’s thickener, now in full operation which reduces water content sent to the tailing’s facility;
•	Installation of a geomembrane in the old historic open pit to use for deposition of tailings is now permitted and a portion is ready for use;
•	Achieved higher mill throughput (2,500 tpd) and increased recoveries;
•	Achieved higher than expected production from the Historic Above Ground Stockpiles;

February 10, 2020 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2019 Review and 2020 Outlook

During the second quarter of 2019, there was some unplanned downtime due to labour negotiations that arose from the pending closure of the San Gonzalo Mine. The Company would like to reiterate its long-standing and continuing commitment to the community of Avino, and our fair treatment of all mine workers in accordance with Mexican labour laws, with low labour turnover.

Additionally, in July, results of a sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall revealed significant and consistent metal grades and wide vein widths. This campaign was considered encouraging and has the potential to add mineable tonnage to the pipeline of near-term production.

During the third quarter, the Company closed a bought-deal financing for gross proceeds of C$6.9 million, which was used for further exploration of the Hanging wall area at the Avino Mine, and for further exploration and development activities on the Bralorne Mine property.

AVINO MINE

2020 Outlook

Capital expenditures are expected to total US$7.0 - $8.0 million, and will include the following:

Exploration Budget

During the year, the Company plans to spend $1.5 million drilling 11,500 metres at the Avino mine property and will target the areas of Avino, Avino West, the Santiago Vein and La Potosina. Exploration targets may not be limited to these four areas, and during the year our priority targets may change if geological interpretations on other areas present enhanced opportunity. We plan to provide detailed information on our exploration targets in the coming months.

In addition to the exploration budget, plant improvements have been approved for the following areas:

Dry Stack Tailings

Avino has been exploring the potential of dry stack tailings for its permitted tailings storage facility which we refer to as TSF #2. We continue to explore this potential through operational visits to existing dry stack facilities in the area, as well as requests for quotations from various vendors and suppliers. We have also sourced a contractor familiar with dry stack tailings construction that is well known to the Company. A construction decision could be made in early 2020.

Automation

A number of mill upgrades focused on automation to improve onstream data collection and operator decision making will be implemented during the year. These upgrades have the potential to improve mill availability, throughput, and recovery. After a rigorous vetting process a vendor has been selected and the Company hopes to commence the project early in the year.

Circuit 4 Improvements

Avino made various metallurgical improvements in Circuit 3 during 2019 which significantly improved gold and silver recovery through the use of a new piece of equipment. We will look to make the same improvements in Circuit 4 this year. The equipment has been ordered and is expected on site early in Q2 2020 and operational shortly thereafter.

It is expected that sustaining capital expenditures for 2020 will be US$2.0 - $3.0 million.

Avino’s longevity demonstrates a commitment to maintaining our mission, vision and values. As we enter our 52nd year, we are looking forward to a positive and productive 2020 together with the potential continued strengthening of the market and of commodity prices.

February 10, 2020 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2019 Review and 2020 Outlook

BRALORNE GOLD MINE

2019 Highlights

The focus at Bralorne in 2019 was a drilling campaign that comprised two phases. The first phase carried on from Q4 2018 into Q1 2019 targeting underexplored portions of known veins and Phase two from Q1 to Q4 2019 was focused on targeting new discoveries in unexplored portions of the property. The drilling campaigns were funded by flow-through funds that were available to be used by December 31, 2019.

In the final quarter of the year, the Company negotiated the sale of Bralorne Gold Mines to Talisker Resources Ltd. which closed in December, with Avino receiving:

i.	A cash consideration of C$8.7 million;
ii.	The issuance of 12.58 million common shares, comprising 9.9% of the issued and outstanding common shares of Talisker after the close of the transaction
iii.	The issuance of 6.29 million share purchase warrants exercisable at $0.25 per share until December 13, 2022, provided that if at any time following April 14, 2020 the closing price of Talisker’s common shares exceeds $0.35 per share for 20 or more consecutive trading days, then Talisker may accelerate the expiry date of the warrants upon 30 days’ notice to the Company;
iv.	A cash payment of US $2.5 million, contingent of the commencement of commercial production at the Bralorne mine; and
v.	The transfer of all future restoration and reclamation obligation liabilities to Talisker.

Avino will remain a supportive shareholder while looking forward to the advancement of Talisker’s exploration strategy at the Bralorne mine.

In memory – Michael Baybak and Fred Sveinson

During 2019, we sadly lost two important members of the Avino team. In May, long time director Michael Baybak passed away, and in December, Fred Sveinson, who was the Senior Mining Advisor to Bralorne also passed away. These gentlemen bestowed on us their support, wisdom, optimism and positivity. The Company is grateful for the knowledge and wisdom they gave to the team over the years. They are missed.

ADDITIONAL INFORMATION

Avino expects to release the 2019 year-end financial results in late February 2020 and will hold a conference call to discuss the results. Details of the call, including times and contact numbers, will be announced closer to the release date.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino and Jasman Yee P. Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

February 10, 2020 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2019 Review and 2020 Outlook

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.